Exhibit 10.2

AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment to Executive Employment Agreement (this "***Amendment***"), by and between Independence Holding Company, a Delaware corporation (the "***Company***"), and Mr. Bernon R. Erickson, Jr., an individual resident in the State of California ("***Executive***"), is made as of December 31, 2008.

Recitals

A.   The Company and Executive are parties to that certain Executive Employment Agreement, dated as of April 1, 2007 (the "***Agreement***").

B.   The Company and Executive desire to amend and supplement the Agreement as set forth in this Amendment.

Terms and Conditions

In consideration of the mutual covenants contained herein, along with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Amendment

1.1.   Amendment. The Agreement is hereby amended by adding the following as Section 5.12 thereof:

"**5.12**   409A Tax Liability. Any provision of this Agreement to the contrary notwithstanding, the Company will suspend paying Executive any cash amounts that Executive is entitled to receive pursuant to any section hereof during the six (6) month period following termination of Executive's employment (the "***409A Suspension Period***"), unless the Company reasonably determines that paying such amounts in accordance with the applicable provisions hereof will not result in Executive's or the Company's liability for additional tax or penalty under Section 409A of the Internal Revenue Code of 1986, as amended. As soon as reasonably practicable after the end of the 409A Suspension Period, Executive will receive a lump sum payment in cash for an amount equal to any cash payments that the Company does not make during the 409A Suspension Period. Thereafter, Executive will receive any remaining payments pursuant to the applicable section hereof, in accordance with the terms of such section (as if there had not been any suspension of payments)."

1.2.   Continuing Effect. Effect as expressly set forth in this Amendment, all provisions of the Agreement shall continue in full force and effect.

2.   General Provisions

2.1.   Governing Law. The laws of the State of California (without giving effect to its conflict of laws principles) will govern all matters arising out of or relating to this Amendment and the transactions it contemplates, including, without limitation, its interpretation, construction, performance and enforcement.

2.2.   Amendments. The parties hereto may amend this Amendment only by a written agreement of all the parties hereto that identifies itself as an amendment to this Amendment.

2.3. Severability. If any provision of this Amendment is determined to be invalid, illegal or unenforceable, the remaining provisions of this Amendment shall remain in full force and effect, so long as the essential terms and conditions of this Amendment for each party hereto remain valid, binding and enforceable.

2.4. Entire Agreement. Except as expressly stated in this Amendment or in the Agreement: (i) this Amendment constitutes the final agreement among the parties hereto; (ii) it is the complete and exclusive expression of the parties' agreement on the matters contained in this Amendment; (iii) all prior and contemporaneous negotiations and agreements among and between the parties on the matters contained in this Amendment are hereby expressly merged into and superseded by this Amendment; (iv) the provisions of this Amendment may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings; (v) in entering into this Amendment, neither party hereto has relied upon any statement, representation, warranty or agreement of the other party; and (vi) there are no conditions precedent to the effectiveness of this Amendment.

2.5. Counterparts. The parties hereto may execute this Amendment in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Amendment in the presence of the other parties to this Amendment. This Amendment is effective upon delivery of one executed counterpart from each party hereto to each other party.

2.6. Third-Party Beneficiaries. This Amendment does not, and is not intended to, confer any rights or remedies upon any person other than the signatories.

[Signature page follows.]

THE PARTIES HERETO, INTENDING TO BE LEGALLY BOUND, have executed this Amendment as of the date first set forth above.

Independence Holding Company,
a Delaware corporation

By: */s/ Adam C. Vandervoort*
Name: Mr. Adam C. Vandervoort
Title: Vice President and General Counsel

485 Madison Avenue, 14th Floor
New York, New York 10022
Attn: General Counsel

Telephone No.: (212) 355-4141
Facsimile No.: (212) 754-3346

Mr. Bernon R. Erickson, Jr.,
an individual resident in the State of California

/s/ Bernon R. Erickson, Jr.

3595 Mt. Diablo Blvd., Suite 200
Lafayette, California 94549

Telephone No.: (925) 282-3300
Facsimile No.: (925) 282-3301